Exhibit (e)(32)

PARTIAL WAIVER OF VOTING AGREEMENT

This Partial Waiver of Voting Agreement (“Agreement”) is entered into this 15th day of November, 2011, by and between Piedmont Community Bank Holdings, Inc., a Delaware corporation (“Piedmont”), and Brent Barringer (the “Shareholder”).

WHEREAS, Piedmont and the Shareholder entered into a Voting Agreement, dated as of February 23, 2011 (the “Voting Agreement”), with respect to an investment by Piedmont in Crescent Financial Corporation (capitalized terms used herein and not otherwise defined shall have their respective meanings in the Voting Agreement);

WHEREAS, Piedmont and the Shareholder each desires to waive the restrictions set forth in Section 4.11 of the Voting Agreement with respect to up to 75,000 of the Shareholder’s Covered Shares (the “Released Shares”) and to permit the Shareholder to tender the Released Shares pursuant to the Offer; and

WHEREAS, the Shareholder acknowledges and agrees that this waiver is contingent on the Shareholder using all of the proceeds from tendering the Released Shares pursuant to the Offer (the “Offer Proceeds”) to pay, in full or in part, certain indebtedness of the Shareholder held by Crescent State Bank promptly following receipt of the Offer Proceeds.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the parties hereto agree as follows:

1. Piedmont and the Shareholder acknowledge and agree that the provisions of Section 4.11 of the Voting Agreement are hereby waived with respect to the Released Shares subject to Section 2 of this Agreement.

2. The Shareholder acknowledges and agrees that the Offer Proceeds shall be used solely to pay or pre-pay all or any portion of all indebtedness for borrowed money and all obligations issued in substitution for or exchange of obligations for borrowed money, all obligations evidenced by bonds, debentures, notes or other similar instruments and any accrued and unpaid interest on, and any prepayment premiums, penalties or similar contractual charges, in respect of, any of the foregoing obligations, to the extent such obligations are payable or pre-payable by the terms thereof and such obligations are held by or owed to Crescent State Bank (the “Indebtedness”) and whether such obligations are held individually or jointly with a spouse.  No later than three (3) business days prior to tendering any Released Shares, the Shareholder shall notify Piedmont in writing (the “Notice”) (a) of the number of Released Shares the Shareholder intends to tender pursuant to the Offer (including the dollar amount) and (b) the specific Indebtedness the Shareholder intends to use the Offer Proceeds to pay.  In no event may the Offer Proceeds exceed the amount of Indebtedness to be paid as set forth in the Notice.

The Shareholder shall remit the Offer Proceeds received to Crescent State Bank to pay the Indebtedness set forth in the Notice no later than three (3) business days after receipt of such Offer Proceeds.

3. The parties acknowledge and agree that the waiver set forth in this Agreement shall be effective upon the execution of this Agreement.  Except as expressly amended hereby, the Voting Agreement shall continue in full force and effect in accordance with its terms.

4. Binding Agreement.  This Agreement shall be binding upon, inure to the benefit of, and be enforceable by and against the parties hereto and their respective successors and permitted assigns.

5. Third-Party Beneficiaries.  Nothing expressed by or mentioned in this Agreement is intended or shall be construed to give any person, other than the parties hereto, and their respective successors or permitted assigns, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained, it being intended that this Agreement and all the provisions hereof are for the sole and exclusive benefit of the parties hereto, and their respective successors and permitted assigns.

6. Governing Law.  This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of North Carolina applicable to agreements made and wholly performed in such State.

7. Waiver of Jury Trial.  EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY ACTION ARISING OUT OF MATTERS RELATED TO THIS AGREEMENT, WHICH WAIVER IS INFORMED AND VOLUNTARY.

8. Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile will be effective as delivery of a manually executed counterpart of this Agreement.

9. Severability.  If any provision of this Agreement shall be held to be illegal, invalid or unenforceable, that provision will be enforced to the maximum extent permissible so as to effect the intent of the parties hereto, and the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. If necessary to effect the intent of the parties, the parties will negotiate in good faith to amend this Agreement to replace the unenforceable language with enforceable language which as closely as possible reflects such intent.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.

PIEDMONT COMMUNITY BANK HOLDINGS, INC.

By:	/s/ Scott Custer
Name: Scott Custer
Title: Chief Executive Officer

SHAREHOLDER

/s/ Brent Barringer
Brent Barringer

[Signature Page to Partial Waiver of Voting Agreement]